Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NXP Semiconductors N.V.

We consent to the use of our report dated March 9, 2011, with respect to the consolidated balance sheets of NXP Semiconductors N.V. as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPGM Accountants N.V.

Amstelveen, the Netherlands

August 23, 2011

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.